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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



03051912

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
SEP 5 2003
528

SEC FILE NUMBER
8- 16251

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2002 (MM/DD/YY) AND ENDING June 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Montag & Joselson

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 Harrison Avenue
(No. and Street)

Mamaroneck	NY	10543
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Morton B. Joselson (914) 381-6250
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Leonard Rosen & Company, P.C.
(Name — if individual, state last, first, middle name)

15 Maiden Lane, Room 903	New York,	NY	10038
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Morton B. Joselson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Montag & Joselson, as of June 30, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALAN J. BERK
NOTARY PUBLIC, State of New York
No. 31-4874265
Qualified in New York County
Commission Expires Oct. 27 ~~19~~ 2006

Morton B. Joselson
Signature

Partner
Title

Alan J Berk
Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of financial condition.
- [x] (c) Statement of income (loss).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- [ ] (f) Statement of changes in liabilities subordinated to claims of general creditors.
- [x] (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- [ ] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [ ] (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- [x] (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- [x] (l) An oath or affirmation.
- [ ] (m) A copy of the SIPC supplemental report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

(212) 227-1115

LEONARD ROSEN & COMPANY, P.C.

Certified Public Accountants

15 MAIDEN LANE
NEW YORK, N. Y. 10038

INDEPENDENT AUDITORS' REPORT

TO THE PARTNERS OF MONTAG & JOSELSON

We have audited the accompanying statement of financial condition of Montag & Joselson (a partnership) as of June 30, 2003. This financial statement is the responsibility of the Firm's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Montag & Joselson (a partnership) as of June 30, 2003 in conformity with auditing standards generally accepted in the United States of America.

Leonard Rosen & Company, P.C.

New York, NY
August 6, 2003

MONTAG & JOSELSON

STATEMENT OF FINANCIAL CONDITION

June 30, 2003

ASSETS

Cash and cash equivalents	$ 8,647
Securities owned, at market value (Note 3)	4,773,572
Exchange membership contributed for the use of the firm at market value (Note 2)	2,000,000
Other assets	6,621
Office equipment, less accumulated depreciation of $ 21,638	18
	$ 6,788,858

LIABILITIES AND PARTNERSHIP CAPITAL

Liabilities	
Accounts payable and accrued expenses	$ 29,870
Payable to non-customer (Note 5)	17,322
Payable to Clearing Broker (Note 4)	3,401,808
	3,449,000
Other Liabilities	
Exchange membership contributed for the use of the firm at market value (Note 2)	2,000,000
Commitments and contingencies (Notes 6 and 7)	
Partnership capital (Note 8)	1,339,858
	6,788,858

See accompanying notes to the Statement of Financial Condition

MONTAG & JOSELSON

NOTES TO STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2003

1-NATURE OF BUSINESS

Montag & Joselson (the "Partnership") is a New York partnership conducting business as a broker/dealer in securities.

The Partnership operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k) (2) (ii) provide that the Partnership clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The Partnership is registered under the Securities Exchange Act of 1934 as a broker and dealer in securities.

2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Partnership considers demand deposited money market funds to be cash and cash equivalents.

Exchange Membership

The membership on the New York Stock Exchange, Inc. is owned by a partner and contributed for the use of the Partnership. The Partnership currently is leasing the seat to a third party under the terms of an agreement to September 6, 2003 with provisions for automatic one year renewals unless certain events take place as specified.

Equipment

Equipment is recorded at cost and is being depreciated over a useful life of 5 years using the straight-line method.

(Continued)

2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Revenue Recognition

Securities transactions (and the recognition of related income and expenses) are recorded on a settlement date basis, generally the third business day following the transaction date. There is no material difference between trade and settlement date.

Income Taxes

The Partnership does not pay Federal or State Income Taxes on its taxable income. Instead, the partners are liable for individual income taxes on their respective share of the Partnership's taxable income.

Use of Estimates

Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amount of revenues and expenses.

3- SECURITIES OWNED

Marketable securities owned consist of trading securities at quoted market values, as illustrated below:

Equities	$ 4,773,572

4- RECEIVABLE FROM CLEARING BROKER

The Partnership maintains trading and investment accounts. One of the accounts is traded on margin. All margin requirements are met and the liability is fully secured by securities owned.

(Continued)

5- PAYABLE TO NON-CUSTOMERS

The Partnership maintains a branch office in Colorado under the terms of an oral agreement with the branch manager. The branch manager is entitled to 85% of the gross commissions earned by the office, 100% of any profit or loss realized in a firm trading account that he controls, net of the expenses incurred by his office. At June 30, 2003 the payable of $ 17,322 to the branch manager was fully secured by securities in his firm trading account and a deposit account at the clearing broker.

6- COMMITMENTS AND CONTINGENCIES

The Partnership leases premises in Colorado under an oral arrangement on a month-to-month basis at rental of $ 4,545 per month. The Company also leases premises in New York under the terms of a lease ending October 31, 2003 at a monthly rent of $ 1,400 with certain escalations for Real Estate Taxes, utilities and operating expenses. The minimum commitment remaining at June 30, 2003 is $ 18,180.

7- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

As a securities broker, the Partnership is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Partnership's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Partnership introduces these transactions for clearance to other broker/dealers on a fully disclosed basis.

The Partnership's exposure to credit risk associated with nonperformance of customers in fulfilling their obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Partnership and the Partnership's ability to liquidate the collateral at an amount equal to the original contracted amount. The agreement between the Partnership and its clearing broker provides that the Partnership is obligated to assume any exposure related to such nonperformance by its customers.

(Continued)

7- FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (Continued)

The Partnership seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing broker's internal guidelines. The Partnership monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

8- NET CAPITAL REQUIREMENT

The Partnership is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2003, the Partnership's net capital of $ 163,342 was $ 63,342 in excess of the required net capital of $ 100,000. The Partnership's net capital ratio was 28.9%.

A copy of the Partnership's Statement of Financial Condition as of June 30, 2003, pursuant to SEC Rule 17a-5, is available for examination at the Partnership's Office and at the regional office of the Securities and Exchange Commission and the office of the National Association of Securities Dealers, Inc.